Exhibit 99.2
Chartered Semiconductor Manufacturing Ltd.
(Incorporated in Singapore)
(Registration Number: 198703584K)
RESULTS OF THE COURT MEETING,
EXTRAORDINARY GENERAL MEETING AND CLASS MEETING
Introduction
Reference is made to the announcement on 9 October 2009 of the despatch of the scheme document dated 9 October 2009 (the “Scheme Document”) to holders (“Shareholders”) of ordinary shares (“Shares”) in the capital of Chartered Semiconductor Manufacturing Ltd. (the “Company”) in relation to the proposed acquisition (the “Acquisition”) of the Company by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”). Terms defined in the Scheme Document but not defined herein have the same meanings when used herein.
Results of the Court Meeting
At the Court Meeting convened by an order of the High Court of the Republic of Singapore (the “Court”) and held today, a total of 731,045,733 Shares (or 99.83 per cent. of the total Shares voted), held by a total number of 549 Shareholders (or 82.56 per cent. of the total number of Shareholders present and voting), were voted in favour of the resolution to approve the Scheme (without modifications) (the “Resolution”) set out in the Notice of Court Meeting dated 9 October 2009.
Accordingly, the Resolution has been passed by the requisite majorities at the Court Meeting.
Subject to the Scheme being sanctioned by the Court and the satisfaction (or, where applicable, waiver) of all the Scheme Conditions, the Scheme shall become effective and binding upon the lodgement of a copy of the order of the Court approving the Scheme with the Accounting and Corporate Regulatory Authority of Singapore.
Anti-Trust Approvals
As noted in the joint announcement by the respective boards of directors of the Company and the Acquiror on 7 September 2009, the Scheme Conditions include certain anti-trust approvals or clearances. As at the date of this Announcement, anti-trust clearances have been received for Austria and South Korea. The Company will provide updates on the remaining anti-trust Scheme Conditions at the appropriate time.

Results of the Extraordinary General Meeting
At the extraordinary general meeting of the Company (“EGM”) held today:
(1)	Shareholders have, by the requisite super majority, voted in favour of the special resolution to approve the adoption and inclusion of new Article 4B in the Articles of Association of the Company (“Articles”) (without modifications) set out in the Notice of EGM dated 9 October 2009; and

(2)	Shareholders and holders of convertible redeemable preference shares in the capital of the Company (“Preference Share Holders”) have, by the requisite super majority, voted in favour of the special resolution to approve the adoption and inclusion of new Article 4A.16(6A) in the Articles (without modifications) set out in the Notice of EGM dated 9 October 2009.
Results of the Class Meeting
At the class meeting (“Class Meeting”) of Preference Share Holders held today, Preference Share Holders have, by the requisite super majority, voted in favour of the special resolution to approve the adoption and inclusion of new Article 4A.16(6A) in the Articles (without modifications) set out in the Notice of Class Meeting dated 9 October 2009.
Responsibility Statement
The Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
By Order of the Board
Chartered Semiconductor Manufacturing Ltd.
Singapore
4 November 2009
Inquiries
Any inquiries relating to this Announcement, the Acquisition or the Scheme should be directed to one of the following:

Morgan Stanley Asia (Singapore) Pte.	Citigroup Global Markets Singapore Pte. Ltd.
Tel: +65 6834 6707	Tel: +65 6432 1955
Fax: +65 6834 6898	Fax: +65 6432 1239
Address: 23 Church Street	Address: 3 Temasek Avenue
#16-01 Capital Square	#17-00 Centennial Tower
Singapore 049481	Singapore 039190

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